Exhibit 1
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2025

FIFTHDELTA LTD

By:	/s/ Natasha Newbold
Name: Natasha Newbold
Title: Chief Compliance Officer; Authorised Signatory

FIFTHDELTA MASTER FUND LIMITED

By:	/s/ Linburgh Martin
Name: Linburgh Martin
Title: Director